Exhibit 99.1
Income Statement by activity
Unaudited

	For the six months ended June 30, 2021(1)
(€ million)	Group	Industrial activities	Financial services
Net revenues	72,610	72,543	125
Cost of revenues	58,301	58,289	70
Selling, general and other costs	4,550	4,531	19
Research and development costs	2,046	2,046	—
Gains on disposal of investments	2	2	—
Restructuring costs	371	371	—
Operating income	7,344	7,308	36
Net financial expenses/(income)	217	217	—
Profit before taxes	7,127	7,091	36
Tax expense	1,729	1,714	15
Share of profit of equity method investees	402	73	329
Net profit from continuing operations	5,800	5,450	350
Profit from discontinued operations, net of tax	990	990	—
Net profit	6,790	6,440	350

Pro Forma Adjusted operating income(2)	8,622	8,580	42
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(1) The merger of Peugeot S.A. (“PSA”) with and into Fiat Chrysler Automobiles N.V. (“FCA”) was completed on January 16, 2021 (“Merger”). On January 17, 2021, the combined company was renamed Stellantis N.V. (“Stellantis” or “Group”). PSA was determined to be the acquirer for accounting purposes, therefore, the historical financial statements of Stellantis represent the continuing operations of PSA, which also reflect the loss of control and the classification of Faurecia S.E. (Faurecia) as a discontinued operation as of January 1, 2021. Acquisition date of business combination was January 17, 2021, therefore, results of FCA for the period January 1 -16, 2021 are excluded from H1 2021 results. The 2020 Financial Statements included in the Stellantis Semi-Annual Report as of and for the six months ended June 30, 2021 represents results of PSA only and therefore have not been included in these Additional Information as they are not comparable. Amounts are subject to change, as the Group’s purchase price allocation (“PPA”) accounting has not been finalized.
(2) The reconciliation of Net profit from continuing operations to Pro Forma Adjusted operating income for the Group is included in the Stellantis Semi-Annual Report As of and for the six months ended June 30, 2021 - Management discussion and analysis - Group results.

Statement of Financial Position by activity
Unaudited

	At June 30, 2021
(€ million)	Group	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	28,559	28,559	—
Other intangible assets	15,669	15,592	77
Property, plant and equipment	34,658	34,644	14
Equity method investments	5,701	1,720	3,980
Deferred tax assets	1,371	1,347	25
Inventories	12,181	12,161	20
Assets sold with a buy-back commitment	2,370	2,370	—
Trade receivables	3,117	3,147	110
Tax receivables	312	301	18
Other assets and prepaid expenses	11,483	9,318	3,010
Financial assets	1,803	2,402	145
Cash and cash equivalents	40,812	40,023	789
Assets held for sale	506	506	—
TOTAL ASSETS	158,542	152,090	8,188
Equity and Liabilities
Equity	46,738	42,076	5,385
Employee benefits liabilities	8,615	8,614	1
Provisions	16,002	15,908	95
Deferred tax liabilities	4,194	4,190	4
Debt	31,359	29,854	2,365
Trade payables	27,402	27,408	115
Other financial liabilities	416	416	—
Tax liabilities	1,590	1,567	27
Other liabilities	21,953	21,781	196
Liabilities held for sale	273	276	—
TOTAL EQUITY AND LIABILITIES	158,542	152,090	8,188

Statement of Cash Flows by activity
Unaudited

	For the six months ended June 30, 2021
(€ million)	Group	Industrial activities	Financial services
Consolidated profit from continuing operations	5,800	5,450	350
Adjustments for non-cash items
depreciation and amortization	2,647	2,662	(15)
other non-cash movements	(416)	(305)	(111)
provisions	(2,440)	(2,447)	7
change in deferred taxes	206	206	—
(gains) losses on disposals and other	36	36	—
Dividends received from, net of share in net result of, equity method	117	200	(83)
Fair value remeasurement of cash flow hedges	39	39	—
Change in carrying amount of leased vehicles	391	398	(7)
Change in working capital(1)	(765)	(602)	(160)
Net cash from (used in) operating activities of discontinued operations	—	—	—
Net cash from (used in) operating activities	5,615	5,637	(19)
Proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies	(3)	(4)	1
Acquisitions of consolidated subsidiaries and equity method investments	(137)	(137)	—
Cash and cash equivalents of FCA at the Merger	22,514	22,185	329
Proceeds from disposals of property, plant and equipment and intangible assets	53	53	—
Investments in property, plant and equipment and intangible assets	(4,623)	(4,614)	(9)
Change in amounts payable on property, plant and equipment and intangible assets	(368)	(368)	—
Net change in receivables from financing activities	(560)	67	(693)
Other	48	48	—
Net cash from (used in) investing activities of discontinued operations	(3,117)	(3,117)	—
Net cash from (used in) investing activities	13,807	14,113	(372)
Dividends paid	(4,199)	(4,199)	—
Proceeds from issuance of shares	242	242	—
(Purchases) sales of treasury shares	(2)	(2)	—
Changes in debt and other financial assets and liabilities	2,200	1,686	577
Change in securities	—	—	—
Other	(42)	(48)	6
Net cash from (used in) financing activities of discontinued operations	—	—	—
Net cash from (used in) financing activities	(1,801)	(2,321)	583
Effect of changes in exchange rates	298	293	5
Increase (decrease) in cash from held for sale	—	—	—
Increase (decrease) in cash	17,919	17,722	197
Net cash and cash equivalents at beginning of period	22,893	22,301	592
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	40,812	40,023	789
(1) Change in working capital for Financial Services include movements related to Banque Peugeot Finance that are classified consistent with its published Financial Statements.